Mail Stop 3561

November 6, 2009

By U.S. Mail and facsimile to (785) 575-8136

Larry D. Irick
Vice President, General Counsel and Corporate Secretary
Westar Energy, Inc.
818 South Kansas Avenue
Topeka, Kansas 66612

> **Re:** **Westar Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed April 2, 2009**
> **Form 8-K**
> **Filed September 23, 2009**
> **File No. 001-03523**

Dear Mr. Irick:

We have reviewed your response dated October 16, 2009 to our comment letter and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Part I, page 7

Item 1A. Risk factors, page 21

1. We note your response to comment one in our letter dated September 18, 2009. Please provide the proposed language.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Changes to Named Executive Officer Compensation, 2008, page 21; Stock Ownership
Requirements, page 25; Potential Payments upon Termination or Change in Control,
page 34

2. We note your responses to comments eight, nine and ten in our letter dated
    September 18, 2009. Please confirm that in future filings you will disclose the
    information you provided in your response.

Form 8-K Filed September 23, 2009

3. Your disclosure in the Exhibits of revised full-year 2009 earnings guidance
    ranging from $1.35 to $1.45 per share excluding the benefit related to the tax
    settlement associated with former non-regulated businesses; an O&M / SG&A
    expense increase of 2-3% excluding: a ~$5 million increase for wind O&M
    expense, a ~$5 million increase to ice storm amortization, a ~$27 million increase
    SPP transmission expense (largely offset with increase in transmission revenues),
    benefit of pension tracker to avoid an increase in pension/OPEB expense; and
    effective tax rate of approximately 28-30%, excluding effects of the 2009 tax
    settlement, appear to be non-GAAP financial measures. In future filings on Form
    8-K please present the most directly comparable financial measure calculated and
    presented in accordance with GAAP; provide a reconciliation which shall be
    quantitative, to the extent available without unreasonable efforts, of the
    differences between the non-GAAP financial measure disclosed with the most
    comparable financial measure calculated and presented in accordance with
    GAAP; provide a statement disclosing the reasons why management believes that
    presentation of the non-GAAP financial measure provides useful information to
    investors regarding your financial condition and results of operations; and, to the
    extent material, provide a statement disclosing the additional purposes, if any, for
    which management uses the non-GAAP financial measure. Refer to the
    instructions to Item 2.02 of Form 8-K, Item 100(a) of Regulation G and Item
    10(e)(1)(i) of Regulation S-K.

    Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comment and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director